September 2, 2009
BY EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	RTI International Metals, Inc.
Registration Statement on Form S-3 Filed July 2, 2009 and
Amendment No. 1 to Form S-3 Filed August 20, 2009
File No. 333-160419
Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
     RTI International Metals, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-160419), including all amendments and exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because we no longer intend to register the offer and sale of the securities to the pension trust at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.
     The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.
     We would appreciate it if you would please provide to the undersigned, facsimile number (412) 251-1204, and to the Company’s counsel, Jennifer Minter of Buchanan Ingersoll & Rooney PC, facsimile number (412) 562-1041, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.
     Should you have any questions regarding this matter, please contact the undersigned at (412) 893-0102 or Jennifer Minter at (412) 562-8444.

Sincerely,
/s/ Chad Whalen
Chad Whalen
Vice President, General Counsel and Secretary

cc: Jennifer R. Minter, Esq.